

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2012

Via E-mail
Jim McGookey
General Counsel
First Citizens Banc Corp
100 East Water Street
Sandusky, OH 44870

> **Re:** **First Citizens Banc Corp**
> **Registration Statement on Form S-1**
> **Filed May 22, 2012**
> **File No. 333-181579**

Dear Mr. McGookey:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. As neither the Series A Preferred Stock nor the warrant has a market, revise to price the securities.

2. Please revise the cover page of your prospectus to identify the underwriters. If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post-effective amendment filed prior to any distribution of the prospectus.

The Summary, page 3

3. Please revise the Summary to disclose whether or not the company and/or its affiliates are bidding on the securities. In addition, and with a view towards additional disclosure, advise the staff if any of the underwriters and/or their affiliates or any of the company's

officers and directors intend to bid in the offering. Finally, as applicable, provide the staff with a legal analysis as to why these persons are not "affiliated purchasers" and will be compliant with Rule 102 of Regulation M.

4. Revise to disclose if the company is current on the Preferred dividend or, if not, provide details, including the aggregate and per share unpaid amounts.

5. If the company is bidding on the securities, revise to disclose the impact on the company and its subsidiary bank's capital ratios and whether they will remain "well capitalized."

The Offering, page 4

6. Revise this section to add subsections for Liquidation Preference, Dividends, Maturity, Rank, Priority of Dividends, Redemption, and Voting Rights for the Preferred Shares and the Warrant. In addition, under the Voting Rights subsection, briefly describe the nomination process for the two directors that may be added pursuant to the Certificate of Determination or other governing instrument for the Preferred Shares, including who may make the nominations and how. Further, disclose under the Redemption subsection whether the company has the current intention to redeem the preferred in the near future of before February 15, 2014 (the date the preferred begins to accrue dividends at a 9% rate). Finally, disclose the amount of additional capital the company will need under applicable TARP rules to be in a position to request redemption.

7. Revise to disclose the allocation procedures in the event the offering is oversold. If the method of allocation is anything but an equal pro rata distribution to all winning bidders, provide the staff with a legal analysis as to your authority under the Securities laws to use such allocation method.

Plan of Distribution, page 26

8. Noting that the sellers may use underwriters, broker-dealers or agents to sell the securities, revise to disclose that before any underwriter, broker-dealer or agent offers any shares, a post-effective amendment will be filed that will name any such underwriter, broker-dealer or agent and will describe any compensation arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney

cc.   Via E-mail
        Anthony D. Weis
        Vorys, Sater, Seymour and Pease LLP